EXHIBIT 99.1

Rio Tinto

Notice to ASX/LSE

Rio Tinto releases third quarter 2025 production results

14 October 2025

Our pace continues - strong production across the portfolio

Rio Tinto Chief Executive Simon Trott said: "Safety remains our number one priority. We are deeply saddened by the tragic death of Mohamed Camara at the SimFer mine site and are committed to learning across our business to prevent future incidents. This has been a time for huge reflections on safety across the group.

"We continue to strengthen performance from our assets, setting back-to-back quarterly production records in our bauxite business and at Oyu Tolgoi - where the underground ramp-up remains on track to boost copper output by more than 50% this year.

"We are focused on delivering a strong finish to the year from the Pilbara. Our growth projects are also progressing at pace - at Simandou, we started loading first ore at the mine for movement down the rail and to the port in October.

"We are on track to meet production guidance for 2025, with an upwards revision to bauxite this quarter, and are well positioned to deliver compelling mid-term production growth. We will continue to deliver further shareholder value through operational excellence, simplification and discipline on performance and capital investment."

1. Executive Summary

- **New operating model and executive team: to simplify the business and unlock additional shareholder value**. New structure comprises three world-class businesses: Iron Ore; Aluminium & Lithium; and Copper. Borates and Iron & Titanium have been placed under strategic review.
- **Copper equivalent (CuEq)[1] production: increased 9% in Q3 YoY,** driven by strong performance across all our assets.
- **Copper: Total production is on track to achieve the higher end of full year guidance,** driven by the strong ramp-up at Oyu Tolgoi. Our Kennecott mine performed as expected during the quarter while major planned maintenance at the concentrator and smelter commenced successfully.
- **Iron ore: Pilbara achieved its second highest Q3 shipments since 2019, up 6% from Q2**. As part of our Iron Ore replacement strategy, West Angelas Sustaining Project received all Government approvals in October.
- **Aluminium & Lithium: Full year bauxite production guidance upgraded** driven by operational excellence at our bauxite business, especially at Amrun.

Production[2]		Q3 2025	vs Q3 2024	vs Q2 2025	2025 guidance[6]	Guidance status
Pilbara iron ore shipments (100% basis)	Mt	84.3	—%	+6%	323 to 338 (at lower end)	Unchanged
Pilbara iron ore production (100% basis)	Mt	84.1	—%	—%	NA	Unchanged
IOC[5] iron ore pellets and concentrate	Mt	2.3	+11%	-6%	9.7 to 11.4	Unchanged (at lower end)
Bauxite	Mt	16.4	+9%	+5%	59 to 61 (previously 57 to 59)	Upgraded
Alumina	Mt	1.9	+7%	+4%	7.4 to 7.8	Unchanged
Aluminium[3]	Mt	0.86	+6%	+2%	3.25 to 3.45	Unchanged
Copper (consolidated basis)[4]	kt	204	+10%	-11%	780 to 850 (at higher end)	Unchanged
Titanium dioxide slag	Mt	0.3	-1%	-3%	1.0 to 1.2 (at lower end)	Unchanged
Boric oxide equivalent	Mt	0.1	+2%	-3%	~0.5	Unchanged

[1] Copper equivalent volume = Rio Tinto's share of production volume / Volume conversion factor x Product price ($/t) / Copper price ($/t). Prices are based on long-term consensus prices. [2] Rio Tinto share unless otherwise stated. [3] Includes primary aluminium only. [4] From Q1 2025, we report copper production and guidance as one metric, in order to simplify reporting and align with peer practices. For further details see slide 90 of our Investor Seminar 2024 presentation. [5] Iron Ore Company of Canada. [6] See further notes in Section 2, 2025 guidance.

Rio Tinto | Third quarter operations review 1

2. 2025 guidance Production guidance • 2025 production guidance is revised higher for bauxite. All other production guidance is unchanged1. Pilbara iron ore shipments • Pilbara shipments are expected to be at the lower end of guidance following 13 Mt of cyclone impacts in Q1, of which we are on track to recover about half. A strong Q4 performance is required as the system remains tightly balanced and has limited ability to mitigate further losses. • Pilbara iron ore guidance remains subject to the timing of approvals for planned mining areas and heritage clearances. Iron Ore Company of Canada • Production is now expected at the lower end of guidance. We are focusing on improving pit health. Bauxite production • We have upgraded our guidance range from 57 - 59 Mt (higher end) to 59 - 61 Mt reflecting consistently higher utilisation rates, particularly at Weipa where Amrun has continued to exceed nameplate capacity. 1 Guidance remains subject to weather impacts. Unit cost guidance • 2025 unit cost guidance is unchanged from half year 2025 results disclosures. Unit costs 2025 guidance Pilbara iron ore unit cash costs, free on board (FOB) basis - US$ per wet metric tonne 23.0-24.50 Copper C1 net unit costs (includes Kennecott, Oyu Tolgoi and Escondida) - US cents per lb 110-1301 1 Guidance was revised lower on 30 July 2025 in half year 2025 results disclosures (previous 130-150 c/lb). 3. Group financial update Expenditure on exploration and evaluation • Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account for Q3 year-to-date 2025 was $537 million, compared with $692 million for the same period in 2024. Approximately 32% of the spend was by central exploration, 37% by Copper, 21% by Iron Ore (which includes Iron Ore Company of Canada), 9% by other operations and 1% by Aluminium & Lithium. Qualifying expenditure on the Rincon project has been capitalised since 1 July 2024, accounting for most of the decrease in expense. Rio Tinto | Third quarter operations review 2

4. Our markets Global economy: showed modest improvement in Q3, supported by the prevailing financial conditions, fiscal expansion in key economies and front-loaded investments ahead of anticipated tariffs. However, business and consumer sentiment weakened due to persistent trade tensions. Chinese economy: entered Q3 under pressure from persistent deflation, decelerating manufacturing, moderating exports and a sustained soft property sector. Despite these challenges, the government remains committed to its 5% annual growth target, relying on targeted stimulus in infrastructure and technology rather than broad measures. US economy: slowed in Q3 after a strong Q2, with GDP growth easing as higher tariffs and a widening trade deficit weighed on activity. Household spending remained resilient, but business investment and consumer sentiment weakened. Iron ore • Prices rebounded above $100/dmt (62% Fe CFR) during Q3, peaking at a seven-month high of $108/dmt, driven by elevated hot metal production. The major iron ore producers’ combined shipments remained flat YoY during Q3, while supply from the non-majors rose 6% QoQ. • Positive mill margins accelerated China’s crude steel production growth during Q3 to an estimated ~4% YoY (1% QoQ). Blast furnace utilisation rates rose to ~90% in Q3, up from 86% in Q3 2024. At the same time, finished steel exports remain resilient at 88Mt (January to end-September), up 9% YoY. Copper • London Metal Exchange (LME) prices were supported through the quarter by a weakening US dollar, supply disruptions and continued strong demand in China, averaging 442c/lb, up 10c/lb compared to Q2. Subsequent to the quarter end, spot prices have climbed further in response to significant supply disruptions. • On 31 July, the US Government announced Section 232 tariffs on copper, which did not cover cathode. As a result, the Chicago Mercantile Exchange (CME) copper price went from trading 26% above LME to just 1% above. • The copper concentrate market remains exceptionally tight due to excess smelting capacity. Spot treatment and refining charges continue to trade in negative territory as a result. Aluminium • The LME quarterly average price rose during Q3 supported by a weakening US dollar and easing of global trade tensions. Global aluminium production remained broadly flat across the first seven months of 2025 which, coupled with low inventory levels, provided upward momentum to price. • US aluminium market premiums rose in Q3 on lower levels of imports and destocking. European market premiums rose on low inventories but continued to fall in Japan on weak spot demand. • Australian FOB alumina price fell in Q3 on higher production in Indonesia and China. Refineries in the upper quartile of the cost curve are unprofitable at current price levels, based on third party data. • Chinese bauxite spot import prices fell in Q3 on higher seaborne supply to China, primarily from Guinea. This was despite Guinean exports being impacted by their wet season and idled mine capacity. Lithium • Lithium demand remains strong, underpinned by a 27% YoY increase in global electric vehicle (EV) sales across the first seven months of this year (compared to 22% over the same period in 2024). Demand from stationary batteries remains solid and is providing additional upside. Titanium dioxide • Demand across key TiO2 downstream sectors remains muted, reflecting ongoing weakness in property and construction. Rising inventory levels and margin pressures have led pigment producers to scale back TiO2 feedstock consumption. Rio Tinto | Third quarter operations review 3

Borates

- Demand for borates continues to be healthy in China and the US, with stability across other regions. Prices remain well supported.

Index prices	Start of Q3 (01/07/25)	End of Q3 (30/09/25)	*% change start - end Q3*	Q2 2025 average	Q3 2025 average	*% change QoQ*
Iron ore ($/dmt CFR China)[1]	93	104	**+12 %**	98	102	**+4 %**
Copper (LME spot, c/lb)	456	467	**+2 %**	432	444	**+3 %**
Aluminium (LME spot, $/t)	2,604	2,669	**+2 %**	2,448	2,618	**+7 %**
Lithium carbonate (spot, $/t CIF China, Japan & Korea)[2]	8,100	9,380	**+16 %**	8,566	9,042	**+6 %**

[1] *Monthly average Platts (CFR) index for 62% iron fines. This is reflective of the pricing basis before we introduced the new product strategy (see Iron Ore section for further details).*
[2] *Fastmarkets index for Lithium carbonate min 99.5% Li_2CO_3 battery grade.*

Rio Tinto | Third quarter operations review 4

5. Iron Ore

Pilbara operations

Rio Tinto share of production (Million tonnes)	Q3 2025	vs Q3 2024	vs Q2 2025
Pilbara Blend and SP10 Lump[1]	**24.0**	+7%	+4%
Pilbara Blend and SP10 Fines[1]	**33.4**	—%	+1%
Robe Valley Lump	**1.7**	+12%	-1%
Robe Valley Fines	**1.9**	-18%	-16%
Yandicoogina Fines (HIY)	**10.9**	-5%	-1%
Total Pilbara production	**71.8**	+1%	+1%
Total Pilbara production (100% basis)	**84.1**	—%	—%

Rio Tinto share of shipments (Million tonnes)	Q3 2025	vs Q3 2024	vs Q2 2025
Pilbara Blend Lump	**17.7**	+24%	+58%
Pilbara Blend Fines	**33.4**	+25%	+55%
Robe Valley Lump	**1.3**	+14%	-4%
Robe Valley Fines	**2.2**	-13%	-15%
Yandicoogina Fines (HIY)	**10.8**	-9%	+1%
SP10 Lump[1]	**2.9**	-49%	-65%
SP10 Fines[1]	**3.2**	-70%	-75%
Total Pilbara shipments[2]	**71.4**	-1%	+5%
Total Pilbara shipments (100% basis)[2]	**84.3**	—%	+6%
Total Pilbara shipments (consolidated basis)[2, 3]	**73.4**	-1%	+5%

Production figures are sometimes more precise than the rounded numbers shown, hence small rounding differences may appear.
[1] SP10 includes other lower grade products.
[2] Shipments includes material shipped from the Pilbara to our portside trading facility in China which may not be sold onwards by the group in the same period.
[3] While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

- **Q3 production:** Gudai-Darri achieved its highest-ever quarterly production in Q3, with a 51 Mtpa run rate. Our core focus remains recovering from the four cyclones in Q1 and achieving strong performance in Q4.
- **Q3 shipments:** up 6% QoQ, despite planned major maintenance and infrastructure works which will continue throughout Q4. Port maintenance deferred due to cyclone impacts is complete.
- **Product strategy:** as announced in Q2, shipments of the new Pilbara Blend commenced in July 2025 and have continued to be successfully shipped through Q3.
    - SP10 levels have reduced, as planned, following the change in Pilbara Blend product specifications. SP10 accounted for 9% of Pilbara shipments (on a 100% basis), reducing from 29% in Q2.
- **Q3 sales**: 10% of sales priced by reference to the prior quarter's average index lagged by one month:
    - remainder sold either on current quarter average, month average or on the spot market.
    - 25% of sales were made on a free on board (FOB) basis, with remainder sold including freight.
- **Q3 portside sales in China:** 4.9 million tonnes (6.4 million tonnes in Q3 2024)
    - 94% of our portside sales were either screened or blended in Chinese ports.

Rio Tinto | Third quarter operations review 5

◦ end-September inventory levels at portside were 3.2 million tonnes, including 1.7 million tonnes of Pilbara product. Iron Ore Company of Canada (IOC) Rio Tinto share of production (Million tonnes) Q3 2025 vs Q3 2024 vs Q2 2025 Iron ore pellets and concentrate 2.3 +11% -6% • Q3 production: constrained as we focus on pit health, with lower ore feed to the concentrator. • Q3 shipments: reduced 11% quarter-on-quarter due to production and the planned annual rail maintenance shutdown which was completed in September. • Full year production is expected to be at the lower end of the 9.7 to 11.4 Mt guidance range. We are focusing on improving pit health. Rio Tinto | Third quarter operations review 6

6. Aluminium and Lithium

Aluminium

Rio Tinto share of production ('000 tonnes)	Q3 2025	vs Q3 2024	vs Q2 2025
Bauxite	**16,392**	+9%	+5%
Bauxite third party shipments	**11,600**	+4%	+4%
Alumina[1]	**1,888**	+7%	+4%
Aluminium	**857**	+6%	+2%
Recycled aluminium	**68**	+8%	-8%

[1] As stated in Q1 2025, following sanction measures by the Australian Government, Rio Tinto has taken on 100% of capacity of Queensland Alumina Limited (QAL) for as long as the sanctions continue. With the end of the QAL participation agreement at the end of December 2024, QAL and Rio Tinto have entered into a new two-year tolling agreement for 100% of the capacity, effectively making QAL a tolling entity exclusively for Rio Tinto. This additional output is excluded from the production tables in this report as QAL remains 80% owned by Rio Tinto and 20% owned by Rusal.

Bauxite

- **Q3**: achieved the second consecutive quarterly production record. Amrun continues to operate above nameplate capacity as the matured Safe Production System delivers consistently higher utilisation rates.
- **We have upgraded full year production guidance** from 57 to 59 Mt to 59 to 61 Mt, reflecting consistently strong output year-to-date.

Alumina

- **Q3:** driven by improving performance at Yarwun and Alumar, partially offset by a planned shutdown at Vaudreuil.

Aluminium

- **Q3:** operations continue to perform well and, as set out at Q2, we adapt to external factors noted below.
  - **NZAS**: as reported in Q2, the call from Meridian Energy to reduce electricity usage by 50MW ended on 15 June 2025. As expected, operations ramped up to full production rates during Q3.
  - **Kitimat**: Q3 production rose QoQ for the second consecutive quarter, as we optimise supply to the smelter and import energy to mitigate the effects of the lower water levels.
- The power contract for the Bell Bay smelter in Tasmania expires on 31 December 2025. We are continuing regular discussions and engagement with Hydro Tasmania and both Tasmanian and Federal Governments to secure a new power agreement.

Recycled aluminium

- **Q3:** although demand remained strong for domestically produced secondary products in the United States, softer demand for Canadian production resulted in an overall weaker performance QoQ.

Rio Tinto | Third quarter operations review 7

Lithium Rio Tinto share of production (‘000 tonnes) Q3 2025 vs Q3 2024 Q2 2025 vs Q2 2025 Total lithium carbonate equivalent (LCE) production1 13 NA 12 +3% 1 Lithium carbonate equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride and spodumene concentrate. These compounds are used as feedstock in downstream production. • Q3: integration of Rio Tinto Lithium is progressing as planned: ◦ Lithium hydroxide production increased in Q3 reflecting continued demand for stable high grade, low impurity product from our EV customers and seasonal restocking demand in China. ◦ Lithium carbonate production at Fenix was affected by the movement of planned annual maintenance outage from June to August which has now completed. ◦ As reported in Q2, Mt Cattlin spodumene operation in Western Australia was placed on care and maintenance from March 2025. We completed the final shipment of stockpiled product in July. Rio Tinto | Third quarter operations review 8

7. Copper

Rio Tinto production[1] ('000 tonnes)	Q3 2025	vs Q3 2024	vs Q2 2025
Copper			
Kennecott - Refined metal[2]	**13**	-69%	-67%
Escondida - Metal in concentrates	**88**	+9%	+1%
Escondida - Refined metal	**14**	+18%	-4%
Oyu Tolgoi - Metal in concentrates	**89**	+78%	+3%
Total copper production (consolidated basis[1])	**204**	+10%	-11%

[1] Includes Oyu Tolgoi and Kennecott on a 100% consolidated basis, and Escondida on an equity share basis.
[2] We continue to process third party concentrate to optimise smelter utilisation, including 15.5 thousand tonnes of cathode produced from purchased concentrate in Q3 2025 (34.9 thousand tonnes YTD). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Kennecott

- **Q3 / YoY:** mining operations performed as expected as we continue to successfully navigate challenging geotechnical conditions impacting the south wall of the mine. Lower production of refined metal is a function of the planned annual maintenance shutdown at the concentrator and smelter through much of September.
    - At the **concentrator**, the 21-day shutdown was successfully completed during September, with maintenance work primarily focused on the crushing, conveying and grinding circuits.
    - The planned 45-day **smelter** shutdown commenced in early September and is progressing on plan.

Escondida

- **Q3:** slightly higher concentrate production, supported by improved concentrator performance with increased recovery rates. Refined production reduced with lower sulphide leach cathode output.
- **YoY:** concentrate production increased 9% compared to the same quarter last year, driven by higher throughput (+13%) from improved concentrator performance offset by a 6% decline in head grade (0.94% in Q3 2025 vs 1.00% in Q3 2024) due to mine sequencing. Refined copper increased 18%, mainly due to a 115% rise in Full Sal[1] production as the project ramps-up.

Oyu Tolgoi

- **Q3:** we achieved another **record quarter for copper production,** despite a planned concentrator shutdown in September (brought forward from October to optimise production sequencing). Higher production was driven by the continued underground ramp-up, with head grades improving as planned, together with a corresponding uplift in recovery rates.
- **YoY:** rising contribution from higher grade underground material, supported by the conveyor to surface. We also benefited from higher grade mine sequencing in the open pit. We remain on track for a >50% YoY increase in copper production in 2025.
- **Engagement continues with Entrée Resources and the Government of Mongolia** on the transfer of licences to allow mining in the Panel 1 Entrée-Oyu Tolgoi joint venture area.
- **Mine plan: flexibility and options**, including bringing Panel 1 or Panel 2 South into production first depending on the timing of the Entrée licence transfer, with no material impact on production guidance.
- **Project ramp-up remains on track** to reach an average of around 500 thousand tonnes of copper per year (100% basis and stated as recoverable metal) from 2028 to 2036[2].

[1] Full SaL is a processing technology that allows the extraction of copper using chlorine-assisted leaching predominantly for sulphidic material. [2]The 500 thousand tonnes per annum copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the ASX dated 11 July 2023 "Investor site visit to Oyu Tolgoi copper mine, Mongolia". All material assumptions underpinning that production target and those production profiles continue to apply and have not materially changed.

Rio Tinto | Third quarter operations review 9

8. Borates, TiO_2 and diamonds

Rio Tinto share of production ('000 tonnes)	Q3 2025	vs Q3 2024	vs Q2 2025
Borates - B_2O_3 content	**128**	+2%	-3%
Titanium dioxide slag - TiO_2	**261**	-1%	-3%

Rio Tinto share of production ('000 carats)	Q3 2025	vs Q3 2024	vs Q2 2025
Diamonds	**1,137**	+110%	-8%

As announced on 27 August 2025, our Borates, and Iron and Titanium businesses have now moved to the Chief Commercial Officer's portfolio for strategic review. An update will be provided on the outcome of these reviews in due course. Throughout this review process, these businesses will continue to focus on running safely and profitably to meet customer commitments.

Borates

- **Q3:** a planned shutdown was completed at the thickener reducing throughput. After the tariff disruption in early Q2 and subsequent recovery in China, demand was solid in Q3.

Iron and Titanium

- **Q3:** output reduced slightly as we adjusted to market demand. We continued to see improved furnace efficiency at our Quebec Operations.
- We continue to operate six (of nine) furnaces in Quebec and three (of four) furnaces at Richards Bay Minerals.

Rio Tinto | Third quarter operations review 10

9. Capital Projects

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Western Range **Location:** WA, Australia **Ownership:** Rio Tinto (54%) and China Baowu Steel Group Co. Ltd (46%) **Capacity:** 25 Mtpa **Approval:** Sept 2022 **First production:** March 2025 **To note:** The project includes construction of a primary crusher and an 18 kilometre conveyor connection to the Paraburdoo processing plant.	$1.3bn (Rio Tinto share)[1]	• **Production ramp-up** over the remainder of 2025 continues, as planned.
Project: Brockman (Brockman Syncline 1) **Location:** WA, Australia **Ownership:** 100% **Capacity:** 34 Mtpa **Approval:** Oct 2024 (Mar 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the Brockman regions in WA.	$1.8bn	• Key contractors now mobilised and main bulk earthworks is progressing. • New construction village commissioned and in use.
Project: Hope Downs 2 (incl. Bedded Hilltop) **Location:** WA, Australia **Ownership:** Rio Tinto (50%) and Hancock Prospecting (50%) **Capacity:** 31 Mtpa **Approval:** September 2024 (June 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the Hope Downs 1 operation in WA.	$0.8bn (Rio Tinto share)	• Main works construction activities including bulk earthworks clearing and installation of tunnel segments over the rail line progressed. Construction camp was completed for occupancy. • Construction of road train transfer facilities has commenced.
Project: West Angelas Sustaining **Location:** WA, Australia **Ownership:** Rio Tinto (53%), Mitsui Iron Ore (33%) and Nippon Steel (14%) **Capacity:** 35 Mtpa **Approval:** August 2025 (October 2025 was government approvals) **Planned first production:** 2027 **To note:** The project is to extend the life of the West Angelas hub in WA.	$0.4bn (Rio Tinto share)	• Subsequent to the end of Q3, Robe River Joint Venture (Rio Tinto, Mitsui Iron Ore and Nippon Steel) announced their investment to extend West Angelas iron ore mine following receipt of all necessary State and Federal Government approvals. • Rio Tinto worked closely with the Yinhawangka and Ngarlawangga Peoples to co-design Social Cultural Heritage Management Plans for the project. • The project will leverage existing West Angelas processing infrastructure and includes the construction of new non-process infrastructure precincts and 22-kilometres of haul roads. • Ore mined at the new deposits will be autonomously trucked to the West Angelas hub.

Rio Tinto | Third quarter operations review 11

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Iron ore		
Project: Simandou **Location:** Guinea, Africa **SimFer mine ownership:** SimFer (85%), Government of Guinea (GoG) (15%) **SimFer mine capacity:** 60 Mtpa (27 Mtpa RT share) **Approval:** July 2024 **Planned start date:** loading of first ore at the mine started in October 2025. **To note:** Investment in the Simandou high-grade iron ore project in Guinea in partnership with CIOH, a Chinalco-led consortium (the SimFer joint venture) and co-development of the rail and port infrastructure with Winning Consortium Simandou[2] (WCS), Baowu and the Republic of Guinea (the partners) for the export of up to 120 million tonnes per year of iron ore mined by SimFer's and WCS's respective mining concessions.[3] The SimFer joint venture[4] will develop, own and operate a 60 million tonne per year[5] mine in blocks 3 & 4. WCS will construct the project's ~536 kilometre shared dual track main line, a 16 kilometre spur connecting its mine to the mainline as well as the WCS barge port, while SimFer will construct the ~70 kilometre spur line, connecting its mining concession to the main rail line, and the transhipment vessel (TSV) port.	$6.2bn (Rio Tinto share)	• At the end of Q3, we had around 1.5 Mt of stockpiled ore at the SimFer mine gate. With that, we started loading first ore at the mine for movement down the rail and to the port in October. Ore will be railed from the SimFer mine to the main rail line via the SimFer rail spur and initially shipped through the WCS port while construction of the SimFer port is finalised. This marks the start of commissioning tests of the full system infrastructure (mine to rail to port). Commissioning will be a complex process, expected to continue over several months, thereafter, ramping up to full capacity over 30 months as planned. • **First shipment** - we expect to start loading a vessel around November. • **Non-managed infrastructure** - our partners confirm that construction is progressing well and is on track. • **SimFer mine[4] is progressing to plan** - bulk earthworks and permanent process facilities construction continue. First ore is expected through the permanent crushing facilities in H2 2026, on schedule and aligned with plan. Ore continues to be crushed and stockpiled through the temporary crushers. • **SimFer rail spur is progressing well** - tunnel works completed in August and the rail spur is now ready to deliver first ore. • **SimFer port continues to advance ahead of plan** - fabrication of the transhipment vessels is continuing at a shipyard in China. • Workforce across all the SimFer scope of mine, rail and port has reached 25,200 with 82% Guinean participation.
Aluminium		
Project: Low-carbon AP60 aluminium smelter **Location:** Quebec, Canada **Ownership:** Rio Tinto (100%) **Capacity:** Project will add 96 new AP60 pots, increasing AP60 capacity by 160,000 tonnes of primary aluminium per annum **Approval:** June 2023 **Planned start date:** Commissioning is expected by Q1 2026, smelter fully ramped up by end of 2026. **To note:** The investment includes up to $113 million of financial support from the Quebec government. This new capacity is expected to be in addition to 30,000 tonnes of new recycling capacity at Arvida, which will open in the fourth quarter of 2025.	$1.3bn	• Construction progress included completion of pot-to-pot module fabrication and installation, structural and architectural work on the Gas Treatment Centre; and the delivery of first functional systems to Operations. • Main buildings have been completed with mechanical, electrical and potlining activities progressing according to plan. • Project and commissioning remain on track.
Lithium		
Project: Rincon expansion **Location:** Salta province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 60ktpa (battery grade lithium carbonate) **Approval:** December 2024 **Planned first production:** 2028 with three-year ramp-up to full capacity **To note:** Project consists of the 3kt starter plant and 57kt expansion program. The mine is expected to have a 40-year[6] life and operate in the first quartile of the cost curve.	$2.5bn	• **Regulatory milestone achieved:** On 26 August, the Province of Salta granted the Environmental and Social Impact Assessment (ESIA) for the Rincon Project, enabling commencement of construction for the battery-grade lithium carbonate plant. • Construction of the **camp expansion** is progressing, with first modules expected to be operational by Q4 2025. • **Site infrastructure:** concrete batch plant erected onsite and is scheduled to start operations in October 2025. Earthworks commenced in preparation for the first concrete foundations, expected in October 2025. 33kV power line construction started, including route clearing and geotechnical analysis.

Rio Tinto | Third quarter operations review 12

Project	Total capital cost (100% unless otherwise stated)	Status/Milestones
Lithium		
Project: Fenix expansion (1B) **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 10ktpa LCE (battery grade lithium carbonate) **Planned first production:** H2 2026 **To note:** product is carbonate, chloride	$0.7bn	• Project work progresses, on track for first production in H2 2026.
Project: Sal de Vida **Location:** Catamarca province, Argentina **Ownership:** Rio Tinto (100%) **Capacity:** 15ktpa LCE **Planned first production:** H2 2026 **To note:** product is carbonate	$0.7bn	• Project work progresses, on track for first production in H2 2026.
Project: Nemaska Lithium **Location:** Quebec, Canada **Ownership:** Rio Tinto (50%), Investissement Québec (50%) **Capacity:** 28ktpa LCE (100%) **Planned first production:** 2028 **To note:** product is integrated lithium hydroxide	$1.1bn (Rio Tinto share)	• Project work progresses.
Copper		
Project: Oyu Tolgoi underground mine **Location:** Mongolia **Ownership:** Rio Tinto (66%), Government of Mongolia (34%) **Capacity:** from both the open pit and underground mines, average of ~500kt[7] per year from 2028 to 2036. **Approval:** 2016 **Planned production:** 2024, ramp-up till 2028 **To note:** Oyu Tolgoi is set to become the world's 4th largest copper mine by 2030.	$7.06bn	• **Concentrator conversion** - fifth ball mill load commissioning completed, which is expected to support higher recovery rates. First ore was successfully processed on 7 September, followed by completion of full-load commissioning tests later in the month. • **Primary crusher #2** - construction was completed in Q3, ahead of plan, with first ore successfully delivered on 14 September. • The concentrator conversion and primary crusher #2 are the last two critical infrastructure components to be completed for the underground project.
Project: Kennecott open pit extension **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Approval:** 2019 **To note:** The project scope includes mine stripping activities and some infrastructure development, including tailings facility expansion. The project will allow mining to continue into a new area of the orebody between 2026 and 2032.	$1.8bn	• Stripping will continue through 2027, with sustainable ore production from the second phase of the push back expected to be reached in H2 2027.
Project: Kennecott North Rim Skarn (NRS)[8] underground development **Location:** Utah, United States **Ownership:** Rio Tinto (100%) **Capacity:** around 250,000 tonnes through to 2033[9] **Approval:** June 2023 **Planned first production:** Q4 2025 **To note:** Original approval for $0.5bn with a further $0.1bn approved in December 2024 for additional infrastructure and geotechnical controls.	$0.6bn	• Production from NRS is expected to commence at the end of 2025.

Rio Tinto | Third quarter operations review 13

1. Rio Tinto share of the Western Range capital cost includes 100% of funding costs for Paraburdoo plant upgrades. 2. WCS is the holder of Simandou North Blocks 1 & 2 (with the Government of Guinea holding a 15% interest in the mining vehicle and WCS holding 85%) and associated infrastructure. WCS was originally held by WCS Holdings, a consortium of Singaporean company, Winning International Group (50%) and Weiqiao Aluminium (part of the China Hongqiao Group) (50%). On 19 June 2024, Baowu Resources completed the acquisition of a 49% share of WCS mine and infrastructure projects with WCS Holdings holding the remaining 51%. In the case of the mine, Baowu also has an option to increase to 51% during operations. During construction, SimFer will hold 34% of the shares in the WCS infrastructure entities with WCS holding the remaining 66%. 3. WCS holds the mining concession for Blocks 1 & 2, while SimFer holds the mining concession for Blocks 3 & 4. SimFer and WCS will independently develop their mines. 4. SimFer Jersey Limited is a joint venture between the Rio Tinto Group (53%) and Chalco Iron Ore Holdings Ltd (CIOH) (47%), a Chinalco-led joint venture of leading Chinese SOEs (Chinalco (75%), Baowu (20%), China Rail Construction Corporation (2.5%) and China Harbour Engineering Company (2.5%)). SimFer S.A. is the holder of the mining concession covering Simandou Blocks 3 & 4, and is owned by the Guinean State (15%) and SimFer Jersey Limited (85%). SimFer Infraco Guinée S.A. will deliver SimFer’s scope of the co-developed rail and port infrastructure, and is co-owned by SimFer Jersey (85%) and the Guinean State (15%). SimFer Jersey will ultimately own 42.5% of La Compagnie du Transguinéen, which will own and operate the co-developed infrastructure during operations. 5. The estimated annualised capacity of approximately 60 million dry tonnes per annum iron ore for the Simandou life of mine schedule was previously reported in a release to the Australian Securities Exchange (ASX) dated 6 December 2023 titled “Investor Seminar 2023”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. 6. The production target of approximately 53 kt of battery grade lithium carbonate per year for a period of 40 years was previously reported in a release to the ASX dated 4 December 2024 titled “Rincon Project Mineral Resources and Ore Reserves: Table 1”. Rio Tinto confirms that all material assumptions underpinning that production target continue to apply and have not materially changed. Plans are in place to build for a capacity of 60 kt of battery grade lithium carbonate per year with debottlenecking and improvement programs scheduled to unlock this additional throughput. Capacity of 60ktpa is comprised of 3ktpa starter plant, 50ktpa full scale plant and 7ktpa additional optimisation. 7. The 500 thousand tonne per year copper production target (stated as recoverable metal) for the Oyu Tolgoi underground and open pit mines for the years 2028 to 2036 was previously reported in a release to the Australian Securities Exchange (ASX) dated 11 July 2023 “Investor site visit to Oyu Tolgoi copper mine, Mongolia”. All material assumptions underpinning that production target continue to apply and have not materially changed. 8. The NRS Mineral Resources and Ore Reserves, together with the Lower Commercial Skarn (LCS) Mineral Resources and Ore Reserves, form the Underground Skarns Mineral Resources and Ore Reserves. 9. The 250 thousand tonne copper production target for the Kennecott underground mines over the years 2023 to 2033 was previously reported in a release to the Australian Securities Exchange (ASX) dated 20 June 2023 "Rio Tinto invests to strengthen copper supply in US”. All material assumptions underpinning that production target continue to apply and have not materially changed. Rio Tinto | Third quarter operations review 14

10. Future Projects Project Status Iron Ore: Pilbara brownfields Location: WA, Australia Capacity: over the medium term, our Pilbara system capacity remains between 345 and 360 million tonnes per year. Meeting this range, and the planned product mix, will require the approval and delivery of the next tranche of replacement mines over the next five years. • Three of five major replacement mines are currently ramping- up or under construction. • West Angelas Sustaining Project received all necessary State and Federal Government approvals in October 2025. • The Greater Nammuldi extension project continues to be optimised. Iron Ore: Rhodes Ridge Location: WA, Australia Ownership: Rio Tinto (50%), Mitsui & Co. (40%), AMB Holdings Pty Ltd (10%) Capacity: 40 Mtpa (initial capacity) First ore: end of decade To note: pre-feasibility study remains on track to be completed in 2025 subject to relevant approvals. The development would use Rio Tinto’s rail, port and power infrastructure. • Mitsui & Co completed the acquisition of a 25% interest in the Rhodes Ridge Joint Venture from Rio Tinto’s partners. Mitsui & Co’s acquisition of a further 15% interest (total 40%) remains subject to regulatory approval and other closing conditions. Aluminium: Arctial partnership Location: Finland To note: Partnership agreement with the Swedish investment company Vargas, Mitsubishi Corporation and other international and local industry partners to study a low carbon aluminium greenfield opportunity in Finland. As the strategic industrial partner, Rio Tinto will provide the Arctial partnership with access to its proven industry- leading AP60 technology and assist in what would be the first AP60 deployment in an aluminium smelter outside Quebec, Canada. • Arctial JV was formally established in Q2 2025. Pre-feasibility study and environmental impact study assessment are expected to complete in Q4 2025. Lithium Location: Canada and Argentina • Canada: work in progress at Galaxy. • Argentina: work in progress at Cauchari, Fenix and Sal de Vida next phases. Location: Atacama region, Chile To note: • Binding agreement to form a joint venture (JV) with Codelco to develop and operate the high-grade Salar de Maricunga project. • Binding agreement with ENAMI to form a JV to develop the Salares Altoandinos project. • Expected closure dates: end of Q1 2026 (Maricunga) and H1 2026 (Altoandinos), subject to receipt of all applicable regulatory approvals and satisfaction of other customary closing conditions. Location: Serbia Ownership: Rio Tinto (100%) To note: Development of the greenfield Jadar lithium-borates project in Serbia to include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant. • Continued the application process for obtaining the Exploitation Field Licence (EFL) (the EFL is essential for commencing fieldwork, including detailed geotechnical investigations). • We remain focused on consultation with all key stakeholders, including providing comprehensive factual information about the project. Rio Tinto | Third quarter operations review 15

Project Status Copper: Resolution Location: Arizona, US Ownership: Rio Tinto (55%), BHP (45%) To note: proposed underground copper mine in the Copper Triangle, in Arizona. • On 20 June 2025, the United States Forest Service (USFS) republished the Final Environmental Impact Statement (FEIS) and draft Record of Decision (ROD). Absent a Court order, this publication would have enabled completion of the congressionally mandated land exchange between Resolution Copper and the federal government. But, on 18 August 2025, as the land exchange neared completion, the Ninth Circuit Court of Appeals issued an administrative order to enjoin the land exchange. Court proceedings are ongoing. Resolution continues to seek to demonstrate to the Courts why the land exchange should proceed as directed by Congress. • The land exchange will enable further underground mine development and place thousands of acres of ecologically and culturally significant land into permanent conservation. • On 6 October 2025, in separate litigation brought by the non- profit Apache Stronghold, the U.S. Supreme Court denied the group’s petition for rehearing in its case seeking to prevent the land exchange. Copper: Winu Location: WA, Australia Ownership: Rio Tinto (70%), Sumitomo Metal Mining (SMM) (30%), once the transaction has closed. To note: In late 2017, we discovered copper-gold mineralisation at the Winu project (Paterson Province in Western Australia). In 2021, we reported our first Indicated Mineral Resource. The pathway remains subject to regulatory and other required approvals. Project Agreement negotiations with Nyangumarta and the Martu Traditional Owner Groups remain our priority. • Following the term sheet signed in December 2024, Rio Tinto and Sumitomo Metal Mining Co (SMM) signed final joint venture agreements during May. The transaction remains expected to close in 2025, subject to regulatory approvals and the satisfaction of customary conditions. • A pre-feasibility study for the Winu project with an initial development of processing capacity of up to 10 Mtpa is expected to be completed in 2025, as planned. • Next steps will be the feasibility study and the submission of an Environmental Review Document under the Western Australian EPA Environmental Impact Assessment process. Copper: La Granja Location: Cajamarca, Peru Ownership: Rio Tinto (45%), First Quantum Minerals (55%) To note: In August 2023, we completed a transaction to form a joint venture with First Quantum Minerals (FQM) that will work to unlock the development of the La Granja project, one of the largest undeveloped copper deposits in the world, with potential to be a large, long-life operation. FQM acquired its stake for $105 million. It will invest up to a further $546 million into the joint venture to sole fund capital and operational costs to take the project through a feasibility study and toward development. • Evaluation of drill results is underway - results are expected in Q1 2026. • Progressing the feasibility study. Rio Tinto | Third quarter operations review 16

11. Exploration and evaluation Commodities Advanced projects Greenfield/ Brownfield programs QoQ change Bauxite East Arnhem Land, Australia NA Lithium Greenfield: Australia, Canada, Chile, Finland & Rwanda, USA, China and Kazakhstan removed. Copper Nuevo Cobre, Chile Comita, Colombia Greenfield: Angola, Australia, Chile, China, Colombia, Kazakhstan, Laos, Peru, Papua New Guinea, Serbia, USA & Zambia Comita added to advanced projects Diamonds Chiri, Angola NA Iron Ore Pilbara, Australia Greenfield and Brownfield: Pilbara, Australia NA Other Potash: Texas, Canada. Kamiesberg (heavy mineral sands (HMS)), South Africa, removed from advanced projects. Finland nickel removed. • Rio Tinto has a strong portfolio of exploration projects with activity in 17 countries across seven commodities. • The bulk of the exploration expenditure during the quarter was focused on copper in Angola, Chile, Kazakhstan, Peru, Serbia and USA, lithium in Canada, Rwanda, Chile and Australia and diamonds in Angola. Rio Tinto | Third quarter operations review 17

12. Third quarter public releases 15 July 2025 | Rio Tinto appoints Simon Trott as Chief Executive 24 July 2025 | Rio Tinto and ENAMI sign binding agreement for Salares Altoandinos lithium project in Chile 30 July 2025 | Rio Tinto: Very resilient financial results as we grow and diversify our portfolio 5 August 2025 | Rio Tinto releases new tailings facilities disclosure aligned with GISTM requirements 7 August 2025 | Rio Tinto approves US$180 million Norman Creek project, securing long-term future for Amrun bauxite operations on Queensland’s Cape York Peninsula 11 August 2025 | Rio Tinto strengthens Indigenous employment pathways with work-ready initiative 23 August 2025 | Fatal incident at Simandou project 27 August 2025 | Rio Tinto announces operating model and executive team updates to unlock additional shareholder value 15 September 2025 | Pilbara Aboriginal artists mark two decades of Colours of our Country with vibrant celebration of culture 19 September 2025 | Rio Tinto launches its final Beyond RareTM Tender with a unique collection of rare pink, red, violet, yellow and white diamonds Rio Tinto | Third quarter operations review 18

Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Bruce Tobin M +61 419 103 454 Rachel Pupazzoni M +61 438 875 469 Media Relations, Americas Jesse Riseborough M +61 436 653 412 Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. riotinto.com LEI: 213800YOEO5OQ72G2R82 Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State Forward-looking statement This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, production guidance, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. A discussion of the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements can be found in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of the risk factors discussed in such documents, and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Rio Tinto | Third quarter operations review 19

Rio Tinto production summary

Rio Tinto share of production

		Quarter					9 Months		% change		
		Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	2024 9 MTHS	**2025 9 MTHS**	Q3 25 vs Q3 24	Q3 25 vs Q2 25	9 MTHS 2025 vs 9 MTHS
Principal commodities											
Alumina	**('000 t)**	1,770	1,992	1,921	1,815	**1,888**	5,310	**5,623**	+7%	+4%	+6%
Aluminium (Primary)	**('000 t)**	809	837	829	842	**857**	2,459	**2,528**	+6%	+2%	+3%
Bauxite	**('000 t)**	15,100	15,412	14,966	15,644	**16,392**	43,242	**47,002**	+9%	+5%	+9%
Borates	**('000 t)**	126	132	117	132	**128**	372	**377**	+2%	-3%	+1%
Copper (consolidated)	**('000 t)**	185	228	210	229	**204**	565	**643**	+10%	-11%	+14%
Iron Ore	**('000 t)**	73,160	76,102	62,408	73,548	**74,168**	211,574	**210,124**	+1%	+1%	-1%
Lithium carbonate equivalent (LCE)	**('000 t)**	NA	NA	17	12	**13**	NA	**42**	NA	+3%	NA
Titanium dioxide slag	**('000 t)**	263	235	223	269	**261**	755	**753**	-1%	-3%	0%
Other Metals & Minerals											
Diamonds	**('000 cts)**	542	775	942	1,238	**1,137**	1,984	**3,317**	+110%	-8%	+67%
Gold - mined	**('000 oz)**	69.4	79.0	78.7	112.9	**120.8**	203.0	**312.4**	+74%	+7%	+54%
Gold - refined	**('000 oz)**	25.7	43.1	34.0	32.1	**19.4**	100.7	**85.4**	-24%	-39%	-15%
Molybdenum	**('000 t)**	0.5	0.8	1.0	1.1	**1.3**	1.8	**3.5**	+177%	+17%	+92%
Salt	**('000 t)**	1,511	1,347	836	1,375	**1,197**	4,476	**3,408**	-21%	-13%	-24%
Silver - mined	**('000 oz)**	1,046	1,144	1,159	1,474	**1,233**	3,092	**3,866**	+18%	-16%	+25%
Silver - refined	**('000 oz)**	392	766	635	509	**254**	1,548	**1,399**	-35%	-50%	-10%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page or reported for the first time. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures.

Rio Tinto | Third quarter operations review 20

Rio Tinto share of production

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
ALUMINA								
Production ('000 tonnes)								
Jonquière (Vaudreuil)	100 %	323	350	355	340	**323**	1,003	**1,018**
Jonquière (Vaudreuil) specialty Alumina plant	100 %	28	26	25	30	**26**	85	**81**
Queensland Alumina	80 %	693	737	685	699	**697**	1,970	**2,081**
São Luis (Alumar)	10 %	93	97	90	93	**98**	272	**281**
Yarwun	100 %	634	782	765	653	**743**	1,980	**2,162**
Rio Tinto total alumina production		1,770	1,992	1,921	1,815	**1,888**	5,310	**5,623**
ALUMINIUM								
Primary production ('000 tonnes)								
Australia - Bell Bay	100 %	47	47	46	48	**49**	140	**142**
Australia - Boyne Island (a)	74 %	76	93	92	92	**94**	225	**277**
Australia - Tomago	52 %	77	77	72	73	**75**	226	**220**
Canada - six wholly owned	100 %	395	398	387	392	**397**	1,199	**1,176**
Canada - Alouette (Sept-Îles)	40 %	63	64	62	62	**60**	189	**183**
Canada - Bécancour	25 %	30	30	28	30	**30**	89	**88**
Iceland - ISAL (Reykjavik)	100 %	52	51	48	51	**51**	152	**150**
New Zealand - Tiwai Point (b)	100 %	49	59	74	75	**82**	180	**232**
Oman - Sohar	20 %	20	20	20	20	**20**	60	**60**
Rio Tinto total primary aluminium production		809	837	829	842	**857**	2,459	**2,528**
Recycled production ('000 tonnes)								
Matalco	50 %	62	58	66	74	**68**	206	**207**
Rio Tinto total recycled aluminium production		62	58	66	74	**68**	206	**207**

(a) On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.

(b) On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
BAUXITE								
Production ('000 tonnes) (a)								
Gove	100 %	3,073	3,372	3,141	3,303	**3,244**	9,349	**9,688**
Porto Trombetas	22 %	737	623	519	676	**690**	1,912	**1,884**
Sangaredi	(b)	1,544	1,571	2,290	2,028	**1,671**	4,749	**5,988**
Weipa	100 %	9,747	9,846	9,017	9,637	**10,788**	27,232	**29,442**
Rio Tinto total bauxite production		15,100	15,412	14,966	15,644	**16,392**	43,242	**47,002**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

Rio Tinto | Third quarter operations review 21

Rio Tinto share of production

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
BORATES								
Production ('000 tonnes B_2O_3 content)								
Rio Tinto Borates - borates	100 %	126	132	117	132	**128**	372	**377**
COPPER								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	27.4	31.2	27.5	40.7	**18.5**	92.1	**86.7**
Escondida	30 %	90.4	104.8	98.7	96.4	**96.7**	253.9	**291.8**
Oyu Tolgoi	66 %	33.0	43.8	43.0	57.3	**58.9**	98.1	**159.2**
Rio Tinto total mine production		150.8	179.8	169.3	194.4	**174.1**	444.2	**537.8**
Refined production ('000 tonnes)								
Escondida	30 %	11.8	13.3	13.6	14.6	**14.0**	41.8	**42.1**
Kennecott (b)	100 %	42.5	55.4	42.3	39.8	**13.0**	137.8	**95.2**
Rio Tinto total refined production		54.3	68.7	55.9	54.4	**27.0**	179.6	**137.3**
Copper production – consolidated basis ('000 tonnes)								
Kennecott (b) - Production of refined metal		42.5	55.4	42.3	39.8	**13.0**	137.8	**95.2**
Escondida - Mill production (metal in concentrates) (c)		81.0	92.9	88.7	87.3	**88.3**	236.4	**264.2**
Escondida - Refined production from leach plants		11.8	13.3	13.6	14.6	**14.0**	41.8	**42.1**
Oyu Tolgoi - Metal in concentrates		50.0	66.3	65.2	86.8	**89.2**	148.7	**241.3**
Rio Tinto total production - consolidated basis		185.3	228.0	209.8	228.5	**204.4**	564.6	**642.8**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 15.5 thousand tonnes of cathode produced from purchased concentrate in Q3 2025 (34.9 thousand tonnes YTD). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

(c) Mill production was previously reported together with recoverable copper in ore stacked for leaching as mined production.

Rio Tinto | Third quarter operations review 22

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
DIAMONDS								
Production ('000 carats)								
Diavik	100 %	542	775	942	1,238	**1,137**	1,984	**3,317**

GOLD								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	22.1	24.0	24.7	36.5	**19.0**	71.2	**80.2**
Escondida	30 %	14.1	11.2	13.4	12.1	**10.6**	39.4	**36.1**
Oyu Tolgoi	66 %	33.3	43.8	40.6	64.4	**91.2**	92.4	**196.2**
Rio Tinto total mine production		69.4	79.0	78.7	112.9	**120.8**	203.0	**312.4**
Refined production ('000 ounces)								
Kennecott (b)	100 %	25.7	43.1	34.0	32.1	**19.4**	100.7	**85.4**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

(b) We continue to process third party concentrate to optimise smelter utilisation, including 15.5 thousand tonnes of cathode produced from purchased concentrate in Q3 2025 (34.9 thousand tonnes YTD). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Third quarter operations review 23

Rio Tinto share of production

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
IRON ORE								
Production ('000 tonnes) (a)								
Hamersley mines	(b)	57,096	59,656	49,637	57,422	**58,574**	165,160	**165,633**
Hope Downs	50 %	5,753	5,100	3,608	5,206	**4,742**	15,878	**13,556**
Iron Ore Company of Canada	59 %	2,116	2,532	2,317	2,488	**2,348**	6,914	**7,152**
Robe River - Pannawonica (Mesas J and A)	53 %	3,844	4,549	3,538	3,960	**3,588**	12,274	**11,086**
Robe River - West Angelas	53 %	4,352	4,265	3,308	4,472	**4,917**	11,347	**12,697**
Rio Tinto iron ore production ('000 tonnes)		73,160	76,102	62,408	73,548	**74,168**	211,574	**210,124**
Breakdown of Production:								
Pilbara Blend and SP10 Lump (c)		22,460	23,460	19,385	23,186	**24,003**	63,173	**66,574**
Pilbara Blend and SP10 Fines (c)		33,320	35,158	27,860	32,970	**33,357**	94,434	**94,187**
Robe Valley Lump		1,488	1,825	1,536	1,679	**1,663**	4,567	**4,879**
Robe Valley Fines		2,356	2,723	2,002	2,280	**1,924**	7,707	**6,207**
Yandicoogina Fines (HIY)		11,421	10,402	9,309	10,944	**10,873**	34,779	**31,125**
Pilbara iron ore production ('000 tonnes)		71,045	73,570	60,091	71,060	**71,820**	204,660	**202,972**
IOC Concentrate		842	1,062	948	1,179	**936**	2,902	**3,063**
IOC Pellets		1,274	1,470	1,369	1,309	**1,411**	4,012	**4,089**
IOC iron ore production ('000 tonnes)		2,116	2,532	2,317	2,488	**2,348**	6,914	**7,152**
Breakdown of Shipments:								
Pilbara Blend Lump		14,240	13,079	9,775	11,159	**17,668**	39,547	**38,602**
Pilbara Blend Fines		26,626	23,351	18,825	21,520	**33,353**	74,496	**73,697**
Robe Valley Lump		1,166	1,508	1,159	1,385	**1,330**	3,726	**3,874**
Robe Valley Fines		2,565	3,055	2,232	2,638	**2,233**	8,602	**7,103**
Yandicoogina Fines (HIY)		11,794	10,585	9,350	10,636	**10,764**	35,386	**30,749**
SP10 Lump (c)		5,715	7,341	8,117	8,324	**2,938**	15,259	**19,379**
SP10 Fines (c)		10,366	13,421	11,405	12,459	**3,155**	27,804	**27,019**
Pilbara iron ore shipments ('000 tonnes) (d)		72,471	72,341	60,862	68,120	**71,441**	204,821	**200,423**
Pilbara iron ore shipments - consolidated basis ('000 tonnes) (d) (f)		74,211	74,213	62,537	69,985	**73,431**	210,402	**205,954**
IOC Concentrate		1,228	1,140	646	1,276	**1,056**	3,375	**2,978**
IOC Pellets		1,157	1,357	1,356	1,382	**1,306**	4,088	**4,044**
IOC Iron ore shipments ('000 tonnes) (d)		2,385	2,497	2,001	2,658	**2,363**	7,462	**7,022**
Rio Tinto iron ore shipments ('000 tonnes) (d)		74,856	74,838	62,863	70,778	**73,804**	212,283	**207,445**
Rio Tinto iron ore sales ('000 tonnes) (e)		74,078	77,648	64,828	74,335	**76,719**	215,354	**215,882**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(c) SP10 includes other lower grade products.
(d) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(e) Represents the difference between amounts shipped to portside trading and onward sales from portside trading, and third party volumes sold.
(f) While Rio Tinto has a 53% net beneficial interest in Robe River Iron Associates, it recognises 65% of the assets, liabilities, sales revenues and expenses in its accounts (as 30% is held through a 60% owned subsidiary and 35% is held through a 100% owned subsidiary). The consolidated basis sales reported here include Robe River Iron Associates on a 65% basis to enable comparison with revenue reported in the financial statements.

Rio Tinto | Third quarter operations review 24

Rio Tinto share of production

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
LITHIUM								
Production ('000 tonnes)								
Lithium carbonate	(a)	NA	NA	12	11	**11**	NA	**35**
Lithium hydroxide	100 %	NA	NA	4	5	**6**	NA	**16**
Spodumene	100 %	NA	NA	34	—	**0**	NA	**34**
Other lithium speciallties (LCE)	100 %	NA	NA	1	1	**2**	NA	**4**
Total lithium carbonate equivalent (LCE) production (b)		NA	NA	17 (c)	12	**13**	NA	**42**

(a) Lithium carbonate quantities reflect Rio Tinto's 66.5% ownership in Olaroz, 100% ownership in Fenix

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
MOLYBDENUM								
Mine production ('000 tonnes) (a)								
Bingham Canyon	100 %	0.5	0.8	1.0	1.1	**1.3**	1.8	**3.5**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
SALT								
Production ('000 tonnes)								
Dampier Salt (a)	68 %	1,511	1,347	836	1,375	**1,197**	4,476	**3,408**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
SILVER								
Metal in concentrates production ('000 tonnes) (a)								
Bingham Canyon	100 %	368	377	357	539	**282**	1,106	**1,178**
Escondida	30 %	464	486	536	572	**583**	1,327	**1,690**
Oyu Tolgoi	66 %	214	281	266	363	**369**	659	**998**
Rio Tinto total mine production		1,046	1,144	1,159	1,474	**1,233**	3,092	**3,866**
Refined production ('000 ounces)								
Kennecott (b)	100 %	392	766	635	509	**254**	1,548	**1,399**

(a) Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined onsite, except for the data for bauxite and iron ore which represent production of marketable quantities of ore plus concentrates and pellets.
(b) We continue to process third party concentrate to optimise smelter utilisation, including 15.5 thousand tonnes of cathode produced from purchased concentrate in Q3 2025 (34.9 thousand tonnes YTD). Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.

Rio Tinto | Third quarter operations review 25

TITANIUM DIOXIDE SLAG Production ('000 tonnes) Rio Tinto Iron & Titanium (a) 100% 263 235 223 269 261 755 753 (a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals (RBM). Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the year to date figures. Rio Tinto percentage interest shown above is at 30 September 2025. Rio Tinto | Third quarter operations review 26

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
ALUMINA								
Smelter Grade Alumina - Aluminium Group								
Alumina production ('000 tonnes)								
Australia								
Queensland Alumina Refinery - Queensland	80 %	866	921	856	874	**871**	2,463	**2,601**
Yarwun refinery - Queensland	100 %	634	782	765	653	**743**	1,980	**2,162**
Brazil								
São Luis (Alumar) refinery	10 %	927	967	901	926	**984**	2,720	**2,812**
Canada								
Jonquière (Vaudreuil) refinery - Quebec (a)	100 %	323	350	355	340	**323**	1,003	**1,018**

(a) Jonquière's (Vaudreuil's) production shows smelter grade alumina only and excludes hydrate produced and used for specialty alumina.

Speciality Alumina - Aluminium Group								
Speciality alumina production ('000 tonnes)								
Canada								
Jonquière (Vaudreuil) plant – Quebec	100 %	28	26	25	30	**26**	85	**81**

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 27

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
ALUMINIUM								
Primary Aluminium								
Primary aluminium production ('000 tonnes)								
Australia								
Bell Bay smelter - Tasmania	100 %	47	47	46	48	**49**	140	**142**
Boyne Island smelter - Queensland (a)	74 %	127	128	125	125	**127**	379	**377**
Tomago smelter - New South Wales	52 %	150	149	140	141	**145**	438	**426**
Canada								
Alma smelter - Quebec	100 %	120	122	119	120	**122**	361	**362**
Alouette (Sept-Îles) smelter - Quebec	40 %	158	159	155	154	**149**	473	**458**
Arvida smelter - Quebec	100 %	36	37	36	36	**34**	116	**106**
Arvida AP60 smelter - Quebec	100 %	15	15	15	15	**15**	46	**45**
Bécancour smelter - Quebec	25 %	119	120	113	120	**118**	353	**351**
Grande-Baie smelter - Quebec	100 %	57	58	56	56	**58**	171	**171**
Kitimat smelter - British Columbia	100 %	103	102	100	102	**103**	317	**305**
Laterrière smelter - Quebec	100 %	64	64	62	62	**64**	188	**188**
Iceland								
ISAL (Reykjavik) smelter	100 %	52	51	48	51	**51**	152	**150**
New Zealand								
Tiwai Point smelter (b)	100 %	62	63	74	75	**82**	227	**232**
Oman								
Sohar smelter	20 %	100	101	99	101	**101**	299	**301**
Recycled Aluminium								
Recycled aluminium production ('000 tonnes)								
Matalco	50 %	125	116	132	147	**135**	413	**415**

(a) On 1 November 2024, Rio Tinto's ownership interest in Boyne Smelters Limited (BSL) increased from 71.04% to 73.5%. Production is reported including this change from 1 November 2024.

(b) On 1 November 2024, Rio Tinto's ownership interest in Tiwai Point Smelter (NZAS) increased from 79.36% to 100%. Production is reported including this change from 1 November 2024.

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 28

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
BAUXITE								
Bauxite production ('000 tonnes)								
Australia								
Gove mine - Northern Territory	100 %	3,073	3,372	3,141	3,303	**3,244**	9,349	**9,688**
Weipa mine - Queensland	100 %	9,747	9,846	9,017	9,637	**10,788**	27,232	**29,442**
Brazil								
Porto Trombetas (MRN) mine	22 %	3,348	2,831	2,357	3,071	**3,134**	8,692	**8,563**
Guinea								
Sangaredi mine (a)	23 %	3,432	3,491	5,089	4,506	**3,712**	10,552	**13,307**
Rio Tinto share of bauxite shipments								
Share of total bauxite shipments ('000 tonnes)		15,511	15,513	14,390	15,670	**16,396**	43,403	**46,456**
Share of third party bauxite shipments ('000 tonnes)		11,120	10,627	9,807	11,147	**11,600**	30,307	**32,555**

(a) Rio Tinto has a 22.95% shareholding in the Sangaredi mine but benefits from 45.0% of production.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
BORATES								
Rio Tinto Borates - borates	100 %							
US								
Borates ('000 tonnes) (a)		126	132	117	132	**128**	372	**377**

(a) Production is expressed as B_2O_3 content.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
COPPER & GOLD								
Escondida	30 %							
Chile								
Sulphide ore to concentrator ('000 tonnes)		32,488	35,293	32,889	36,490	**36,721**	98,518	**106,100**
Average copper grade (%)		1.00	1.06	1.09	0.95	**0.94**	0.97	**0.99**
Contained copper ('000 tonnes)		269.9	309.8	295.6	291.0	**294.2**	788.1	**880.8**
Contained gold ('000 ounces)		47.0	37.3	44.5	40.3	**35.3**	131.3	**120.2**
Contained silver ('000 ounces)		1,546	1,619	1,787	1,906	**1,942**	4,423	**5,634**
Recoverable copper in ore stacked for leaching ('000 tonnes) (a)		31.4	39.5	33.5	30.3	**28.1**	58.4	**91.9**
Refined production from leach plants:								
Copper cathode production ('000 tonnes)		39.4	44.4	45.2	48.7	**46.5**	139.2	**140.4**
Sales of metals:								
Copper in concentrates ('000 tonnes) (b)		273	275	309	286	**258**	738	**853**
Copper cathode ('000 tonnes)		38	43	47	53	**38**	137	**138**
Gold ('000 ounces) (b)		47	37	45	40	**35**	131	**120**
Silver ('000 ounces) (b)		1,546	1,619	1,787	1,906	**1,942**	4,423	**5,634**

(a) The calculation of copper in material mined for leaching is based on ore stacked at the leach pad.
(b) Payable metals in concentrates

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 29

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
COPPER & GOLD (continued)								
Kennecott								
Bingham Canyon mine	100 %							
Utah, US								
Ore treated ('000 tonnes)		9,149	10,487	9,339	10,630	**5,928**	27,677	**25,897**
Average ore grade:								
Copper (%)		0.36	0.35	0.35	0.45	**0.37**	0.38	**0.40**
Gold (g/t)		0.12	0.12	0.14	0.17	**0.16**	0.12	**0.15**
Silver (g/t)		2.02	1.78	1.81	2.21	**2.11**	1.92	**2.04**
Molybdenum (%)		0.019	0.020	0.029	0.031	**0.047**	0.020	**0.034**
Copper concentrates produced ('000 tonnes)		121	144	131	175	**75**	383	**381**
Average concentrate grade (% Cu)		22.0	21.6	21.0	23.3	**24.6**	23.9	**22.7**
Production of metals in copper concentrates:								
Copper ('000 tonnes) (a)		27.4	31.2	27.5	40.7	**18.5**	92.1	**86.7**
Gold ('000 ounces)		22.1	24.0	24.7	36.5	**19.0**	71.2	**80.2**
Silver ('000 ounces)		368	377	357	539	**282**	1,106	**1,178**
Molybdenum concentrates produced ('000 tonnes):		1.1	2.2	2.4	2.7	**3.3**	4.3	**8.5**
Molybdenum in concentrates ('000 tonnes)		0.5	0.8	1.0	1.1	**1.3**	1.8	**3.5**
Kennecott smelter & refinery	100 %							
Copper concentrates smelted ('000 tonnes)		156	187	163	123	**131**	554	**417**
Copper anodes produced ('000 tonnes) (b)		42.8	43.2	36.2	33.6	**27.8**	154.0	**97.5**
Production of refined metal:								
Copper ('000 tonnes) (c)		42.5	55.4	42.3	39.8	**13.0**	137.8	**95.2**
Gold ('000 ounces) (d)		25.7	43.1	34.0	32.1	**19.4**	100.7	**85.4**
Silver ('000 ounces) (d)		392	766	635	509	**254**	1,548	**1,399**
Sales of refined metal:								
Copper ('000 tonnes) (c)		42.3	52.1	40.7	41.7	**10.2**	140.4	**92.7**
Gold ('000 ounces)		28.3	33.2	33.6	30.8	**17.7**	105.3	**82.2**
Silver ('000 ounces)		396	611	625	500	**230**	1,584.7	**1,355.4**

(a) Includes a small amount of copper in precipitates.
(b) New metal excluding recycled material.
(c) We continue to process third party concentrate to optimise smelter utilisation, including 15.5 thousand tonnes of cathode produced from purchased concentrate in Q3 2025. Purchased and tolled copper concentrates are excluded from reported production figures and guidance. Sales of cathodes produced from purchased concentrate are included in reported revenues.
(d) Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 30

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
COPPER & GOLD (continued)								
Oyu Tolgoi mine	66 %							
Mongolia								
Ore Treated ('000 tonnes) - Open Pit		7,352	8,881	7,469	6,836	**7,282**	25,647	**21,588**
Ore Treated ('000 tonnes) - Underground		1,521	2,144	2,434	3,198	**2,870**	4,366	**8,503**
Ore Treated ('000 tonnes) - Total		8,873	11,025	9,903	10,034	**10,153**	30,013	**30,090**
Average mill head grades:								
Open Pit								
Copper (%)		0.39	0.43	0.42	0.47	**0.54**	0.38	**0.48**
Gold (g/t)		0.22	0.24	0.25	0.37	**0.58**	0.19	**0.40**
Silver (g/t)		0.97	1.08	1.02	1.07	**1.13**	1.12	**1.07**
Underground								
Copper (%)		2.05	1.96	2.03	2.13	**2.16**	1.92	**2.11**
Gold (g/t)		0.61	0.55	0.55	0.61	**0.63**	0.56	**0.60**
Silver (g/t)		4.76	4.59	4.47	4.75	**4.87**	4.31	**4.71**
Total								
Copper (%)		0.67	0.73	0.82	1.00	**1.00**	0.61	**0.94**
Gold (g/t)		0.28	0.30	0.32	0.44	**0.59**	0.25	**0.45**
Silver (g/t)		1.62	1.77	1.87	2.24	**2.19**	1.59	**2.10**
Copper concentrates produced ('000 tonnes)		232.0	307.3	303.4	381.6	**394.9**	686.7	**1,079.9**
Average concentrate grade (% Cu)		21.6	21.6	21.5	22.7	**22.6**	21.6	**22.3**
Production of metals in concentrates:								
Copper in concentrates ('000 tonnes)		50.0	66.3	65.2	86.8	**89.2**	148.7	**241.3**
Gold in concentrates ('000 ounces)		50.4	66.3	61.5	97.5	**138.2**	140.0	**297.2**
Silver in concentrates ('000 ounces)		325	426	403	550	**559**	998	**1,512**
Sales of metals in concentrates (a):								
Copper in concentrates ('000 tonnes)		43.6	62.6	57.7	86.4	**80.9**	135.6	**225.0**
Gold in concentrates ('000 ounces)		42.1	63.6	55.8	92.8	**121.2**	126.9	**269.9**
Silver in concentrates ('000 ounces)		273	382	338	514	**474**	861	**1,326.6**

(a) Sales of metals in concentrates refer to the payable metals in concentrates collected by customers from the Mongolia/China border.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
DIAMONDS								
Diavik Diamonds	100 %							
Northwest Territories, Canada								
Ore processed ('000 tonnes)		232	330	394	511	**515**	937	**1,419**
Diamonds recovered ('000 carats)		542	775	942	1,238	**1,137**	1,984	**3,317**

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 31

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
IRON ORE								
Rio Tinto Iron Ore								
Western Australia								
Pilbara Operations								
Saleable iron ore production ('000 tonnes)								
Hamersley mines	(a)	57,096	59,656	49,637	57,422	**58,574**	165,160	**165,633**
Hope Downs	50 %	11,507	10,200	7,216	10,413	**9,484**	31,757	**27,112**
Robe River - Pannawonica (Mesas J and A)	53 %	7,252	8,583	6,676	7,471	**6,769**	23,159	**20,917**
Robe River - West Angelas	53 %	8,211	8,048	6,242	8,437	**9,276**	21,409	**23,956**
Total production ('000 tonnes)		84,066	86,486	69,771	83,743	**84,104**	241,486	**237,618**
Breakdown of total production:								
Pilbara Blend and SP10 Lump (b)		26,604	27,273	22,452	27,374	**28,545**	74,406	**78,371**
Pilbara Blend and SP10 Fines (b)		38,788	40,228	31,334	37,954	**37,917**	109,142	**107,205**
Robe Valley Lump		2,807	3,444	2,899	3,169	**3,138**	8,617	**9,206**
Robe Valley Fines		4,445	5,139	3,778	4,303	**3,631**	14,542	**11,711**
Yandicoogina Fines (HIY)		11,421	10,402	9,309	10,944	**10,873**	34,779	**31,125**
Breakdown of total shipments:								
Pilbara Blend Lump		17,498	16,223	11,997	12,967	**21,142**	48,965	**46,106**
Pilbara Blend Fines		31,870	29,042	22,434	25,849	**38,477**	91,681	**86,760**
Robe Valley Lump		2,200	2,846	2,187	2,614	**2,510**	7,031	**7,310**
Robe Valley Fines		4,839	5,764	4,211	4,977	**4,214**	16,231	**13,402**
Yandicoogina Fines (HIY)		11,794	10,585	9,350	10,636	**10,764**	35,386	**30,749**
SP10 Lump (b)		5,790	7,567	8,806	9,216	**3,643**	15,543	**21,665**
SP10 Fines (b)		10,559	13,650	11,755	13,629	**3,597**	28,055	**28,982**
Total shipments ('000 tonnes) (c)		84,550	85,678	70,740	79,887	**84,346**	242,892	**234,973**

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
Iron Ore Company of Canada	59 %							
Newfoundland & Labrador and Quebec in Canada								
Saleable iron ore production:								
Concentrates ('000 tonnes)		1,434	1,809	1,614	2,008	**1,594**	4,941	**5,216**
Pellets ('000 tonnes)		2,169	2,503	2,331	2,229	**2,403**	6,833	**6,964**
IOC Total production ('000 tonnes)		3,603	4,312	3,945	4,237	**3,998**	11,774	**12,180**
Shipments:								
Concentrates ('000 tonnes)		2,090	1,942	1,100	2,173	**1,799**	5,747	**5,072**
Pellets ('000 tonnes)		1,971	2,310	2,308	2,353	**2,225**	6,961	**6,886**
IOC Total Shipments ('000 tonnes) (c)		4,061	4,252	3,408	4,526	**4,024**	12,708	**11,958**
Global Iron Ore Totals								
Iron Ore Production ('000 tonnes)		87,669	90,798	73,716	87,980	**88,102**	253,260	**249,798**
Iron Ore Shipments ('000 tonnes)		88,611	89,931	74,148	84,414	**88,369**	255,600	**246,931**
Iron Ore Sales ('000 tonnes) (d)		87,349	92,063	75,339	86,474	**90,808**	257,618	**252,620**

(a) Includes 100% of production from Paraburdoo, Mt Tom Price, Western Turner Syncline, Marandoo, Yandicoogina, Brockman, Nammuldi, Silvergrass, Channar, Gudai-Darri, Eastern Range and Western Range mines. Whilst Rio Tinto owns 54% of the Eastern Range and the Western Range mines, under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) SP10 includes other lower grade products.
(c) Shipments includes material shipped to our portside trading facility in China which may not be sold onwards in the same period.
(d) Include Pilbara and IOC sales adjusted for portside trading movements and third party volumes sold.

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 32

Rio Tinto operational data

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
LITHIUM								
Lithium production (‘000 tonnes)								
Lithium carbonate (a)	(a)	NA	NA	15	14	**14**	NA	**43**
Lithium hydroxide	100 %	NA	NA	4	5	**6**	NA	**16**
Spodumene	100 %	NA	NA	34	0	**0**	NA	**34**
Other lithium specialities (LCE)	100 %	NA	NA	1	1	**2**	NA	**5**
Total lithium carbonate equivalent (LCE) production (b)		NA	NA	20 (c)	15	**15**	NA	**50**
Third party shipments (‘000 tonnes)								
Lithium carbonate (a)	(a)	NA	NA	10	6	**11**	NA	**27**
Lithium hydroxide	100 %	NA	NA	3	5	**5**	NA	**12**
Spodumene	100 %	NA	NA	20	23	**31**	NA	**73**
Other lithium specialities (LCE)	100 %	NA	NA	—	1	**0**	NA	**1**
Total lithium carbonate equivalent shipments (‘000 LCE)		NA	NA	15 (c)	14	**20**	NA	**50**

(a) Lithium carbonate quantities reflect our 100% share of Olaroz shipments, of which Rio Tinto's ownership is 66.5%.

(b) The lithium value chain is vertically integrated and as a result production volumes are not additive. Lithium Carbonate Equivalent (LCE) is derived from volumes of lithium carbonate, lithium chloride, and spodumene concentrate. These compounds are used as feedstock in downstream production.

(c) Full first quarter lithium carbonate equivalent production from Arcadium was 17kt (20kt on a 100% basis) of which 6kt was produced since completion of the acquisition in March (7kt on a 100% basis). Full first quarter lithium carbonate equivalent shipments from Arcadium was 12kt (15kt on a 100% basis) of which 4kt was shipped since completion of the acquisition in March (5kt on a 100% basis).

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
SALT								
Dampier Salt (a)	68 %							
Western Australia								
Salt production ('000 tonnes)		2,211	1,970	1,223	2,012	**1,751**	6,548	**4,986**

(a) In December 2024, we completed the sale of Dampier Salt Limited's Lake MacLeod operation to Leichhardt Industrial Group. Following this divestment, we continue to operate solar salt sites at Dampier and Port Hedland.

	Rio Tinto interest	Q3 2024	Q4 2024	Q1 2025	Q2 2025	**Q3 2025**	9 MTHS 2024	**9 MTHS 2025**
TITANIUM DIOXIDE SLAG								
Rio Tinto Iron & Titanium	100 %							
Canada and South Africa								
(Rio Tinto share) (a)								
Titanium dioxide slag ('000 tonnes)		263	235	223	269	**261**	755	**753**

(a) Quantities comprise 100% of Rio Tinto Fer et Titane and Rio Tinto's 74% interest in Richards Bay Minerals' production. Ilmenite mined in Madagascar is being processed in Canada.

Rio Tinto percentage interest shown above is at 30 September 2025. The data represents production and sales on a 100% basis unless otherwise stated.

Rio Tinto | Third quarter operations review 33